UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*



                            Comfort Systems USA, Inc.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    199908104
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                                 (CUSIP Number)

                                December 31, 2006
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

..........................
CUSIP No. 199908104
..........................

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1 NAME OF REPORTING PERSON:
  I.R.S. Identification Nos. of above persons (entities only):

  Cannell Capital LLC
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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                   (b) [x]
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3 SEC USE ONLY

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4 CITIZENSHIP OR PLACE OF ORGANIZATION

  USA
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

5 SOLE VOTING POWER: 0*

6 SHARED VOTING POWER: 0*

7 SOLE DISPOSITIVE POWER: 0*

8 SHARED DISPOSITIVE POWER: 0*
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9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

  0*
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
   [ ]
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   0.0%*
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12 TYPE OF REPORTING PERSON

   IN
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* As of December 31, 2006 (the "Reporting Date"), Anegada Master Fund Limited ("Anegada"), The Cuttyhunk Fund Limited ("Cuttyhunk"), TE Cannell Portfolio, Ltd. ("TEC") formerly GS Cannell Protfolio, LLC, Pleiades Investment Partners, L.P. ("Pleiades") and Tonga Partners, L.P. ("Tonga" and collectively with Anegada, Cuttyhunk, TEC, and Pleiades the "Funds") owned in the aggregate 2,646,900 shares of common stock (the "Shares"), of Comfort Systems USA, Inc. (the "Company"). Cannell Capital LLC acts as the investment adviser to Anegada and TEC, the sub-adviser to Cuttyhunk and is the general partner of and investment adviser to Pleiades and Tonga. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr.Cannell is deemed to beneficially own 2,646,900 Shares, or approximately 6.5% of the Shares deemed issued and outstanding as of the Reporting Date. THIS SCHEDULE 13G AMENDMENT NO. 3 (THE "AMENDED 13G") AMENDS AND RESTATES THE SCHEDULE 13G, AS PREVIOUSLY AMENDED, WITH RESPECT TO CLAYTON HOLDINGS, INC. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BYJ. CARLO CANNELL UNDER THE CENTRAL INDEX KEY FOR CANNELL CAPITAL, LLC (AS PREVIOUSLY AMENDED, THE "PRIOR 13G"). THIS AMENDED 13G CORRECTS THE RPIOR 13G AND REPORTS THAT ONLY MR. J. CARLO CANNELL IS THE REPORTING PRESON WITH RESPECTTO THE SECURTIES REPORTED IN THE PRIOR 13G BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13G, MR. CANNELL POSSESSED THE SOLE POWERTO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES.CONCURRENTLY WITH THE FILING OF THIS AMENDED 13G WITH THE SEC, MR. CANNELL HASCAUSED A SCHEDULE 13G AND ALL APPLICABLE AMENDMENTS THERETO TO BE FILED WITHTHE SEC UNDER THE CENTRAL INDEX KEY FOR MR. CANNELL DISCLOSING THAT MR. CANNELLPOSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF ALL THE REPORTED SECURITIES IN THE PRIOR 13G.

Item 1(a). Name of Issuer:

           Comfort Systems USA, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           777 Post Oak Boulevard
           Suite 500
           Houston, TX 77056

Item 2(a). Name of Person Filing:

           Cannell Capital LLC

Item 2(b). Address of Principal Business Office or if none, Residence:

           P.O. Box 3459
           240 E. Deloney Ave.
           Jackson, WY 83001

Item 2(c). Citizenship:

           USA

Item 2(d). Title of Class of Securities:

           Common Stock

Item 2(e). CUSIP Number:

           199908104

Item 3. Not Applicable.

Item 4. Ownership:

        (a) Amount Beneficially Owned: 0*

* As of December 31, 2006 (the "Reporting Date"), Anegada Master Fund Limited ("Anegada"), The Cuttyhunk Fund Limited ("Cuttyhunk"), TE Cannell Portfolio, Ltd. ("TEC") formerly GS Cannell Protfolio, LLC, Pleiades Investment Partners, L.P. ("Pleiades") and Tonga Partners, L.P. ("Tonga" and collectively with Anegada, Cuttyhunk, TEC, and Pleiades the "Funds") owned in the aggregate 2,646,900 shares of common stock (the "Shares"), of Comfort Systems USA, Inc. (the "Company"). Cannell Capital LLC acts as the investment adviser to Anegada and TEC, the sub-adviser to Cuttyhunk and is the general partner of and investment adviser to Pleiades and Tonga. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr.Cannell is deemed to beneficially own 2,646,900 Shares, or approximately 6.5% of the Shares deemed issued and outstanding as of the Reporting Date. THIS SCHEDULE 13G AMENDMENT NO. 3 (THE "AMENDED 13G") AMENDS AND RESTATES THE SCHEDULE 13G, AS PREVIOUSLY AMENDED, WITH RESPECT TO CLAYTON HOLDINGS, INC. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BYJ. CARLO CANNELL UNDER THE CENTRAL INDEX KEY FOR CANNELL CAPITAL, LLC (AS PREVIOUSLY AMENDED, THE "PRIOR 13G"). THIS AMENDED 13G CORRECTS THE RPIOR 13G AND REPORTS THAT ONLY MR. J. CARLO CANNELL IS THE REPORTING PRESON WITH RESPECTTO THE SECURTIES REPORTED IN THE PRIOR 13G BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13G, MR. CANNELL POSSESSED THE SOLE POWERTO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES.CONCURRENTLY WITH THE FILING OF THIS AMENDED 13G WITH THE SEC, MR. CANNELL HASCAUSED A SCHEDULE 13G AND ALL APPLICABLE AMENDMENTS THERETO TO BE FILED WITHTHE SEC UNDER THE CENTRAL INDEX KEY FOR MR. CANNELL DISCLOSING THAT MR. CANNELLPOSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF ALL THE REPORTED SECURITIES IN THE PRIOR 13G.

         (b) Percent of Class: 0.0%*

         (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote: 0*

             (ii) shared power to vote or to direct the vote: 0*

             (iii) sole power to dispose or to direct the disposition of: 0*

             (iv) shared power to dispose or to direct the disposition of: 0*

Item 5. Ownership of Five Percent or Less of a Class:

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following |x|

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not Applicable.

Item 7. Identification and Classification of Subsidiary Which Acquired the S ecurities:

        Not Applicable.

Item 8. Identification and Classification of Members of the Group:

        Not Applicable.

Item 9. Notice of Dissolution of Group:

        Not Applicable.

* As of December 31, 2006 (the "Reporting Date"), Anegada Master Fund Limited ("Anegada"), The Cuttyhunk Fund Limited ("Cuttyhunk"), TE Cannell Portfolio, Ltd. ("TEC") formerly GS Cannell Protfolio, LLC, Pleiades Investment Partners, L.P. ("Pleiades") and Tonga Partners, L.P. ("Tonga" and collectively with Anegada, Cuttyhunk, TEC, and Pleiades the "Funds") owned in the aggregate 2,646,900 shares of common stock (the "Shares"), of Comfort Systems USA, Inc. (the "Company"). Cannell Capital LLC acts as the investment adviser to Anegada and TEC, the sub-adviser to Cuttyhunk and is the general partner of and investment adviser to Pleiades and Tonga. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. As a result, Mr. Cannell possesses the sole power to vote and to direct the disposition of the securities held by the Funds. Thus, as of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Mr.Cannell is deemed to beneficially own 2,646,900 Shares, or approximately 6.5% of the Shares deemed issued and outstanding as of the Reporting Date. THIS SCHEDULE 13G AMENDMENT NO. 3 (THE "AMENDED 13G") AMENDS AND RESTATES THE SCHEDULE 13G, AS PREVIOUSLY AMENDED, WITH RESPECT TO CLAYTON HOLDINGS, INC. FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") BYJ. CARLO CANNELL UNDER THE CENTRAL INDEX KEY FOR CANNELL CAPITAL, LLC (AS PREVIOUSLY AMENDED, THE "PRIOR 13G"). THIS AMENDED 13G CORRECTS THE RPIOR 13G AND REPORTS THAT ONLY MR. J. CARLO CANNELL IS THE REPORTING PRESON WITH RESPECTTO THE SECURTIES REPORTED IN THE PRIOR 13G BECAUSE, AS OF THE DATE OF THE TRANSACTIONS REPORTED IN THE PRIOR 13G, MR. CANNELL POSSESSED THE SOLE POWERTO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF THE REPORTED SECURITIES.CONCURRENTLY WITH THE FILING OF THIS AMENDED 13G WITH THE SEC, MR. CANNELL HASCAUSED A SCHEDULE 13G AND ALL APPLICABLE AMENDMENTS THERETO TO BE FILED WITHTHE SEC UNDER THE CENTRAL INDEX KEY FOR MR. CANNELL DISCLOSING THAT MR. CANNELLPOSSESSED THE SOLE POWER TO VOTE AND THE SOLE POWER TO DIRECT THE DISPOSITION OF ALL THE REPORTED SECURITIES IN THE PRIOR 13G.

Item 10. Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 14, 2008


                                Cannell Capital LLC

                              /s/ J. Carlo Cannell

                                J. Carlo Cannell

 Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)